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                                                         EXHIBIT 12


HOUSEHOLD FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                    Year Ended December 31
                                     ----------------------------------------------------------------
                                         1999           1998           1997         1996         1995
                                     --------       --------       --------     --------     --------
                                   (Unaudited)
Net income                           $1,019.9       $  304.9     $  767.1       $  650.0     $  412.3
Income taxes                            550.8          361.8        391.9          358.1        295.3
                                     --------       --------     --------       --------     --------
Income before income taxes            1,570.7          666.7      1,159.0        1,008.1        707.6

Fixed charges:
 Interest expense <F1>                2,158.3        2,009.3      1,863.0        1,727.9      1,675.9
 Interest portion of rentals <F2>        37.7           48.1         46.8           45.2         37.1
                                     --------       --------     --------       --------     --------
Total fixed charges                   2,196.0        2,057.4      1,909.8        1,773.1      1,713.0

Total earnings as defined             3,766.7        2,724.1      3,068.8        2,781.2      2,420.6
                                     --------       --------     --------       --------     --------
Ratio of earnings to fixed charges       1.72           1.32         1.61           1.57         1.41
                                     --------       --------     --------       --------     --------
Preferred stock dividends <F3>           -              -        $   14.6       $   19.4     $   21.3
                                     --------       --------     --------       --------     --------
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends <F4>                         1.72           1.32         1.59           1.55         1.40
                                     --------       --------     --------       --------     --------

<F1> For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

<F2> Represents one-third of rentals, which approximates the portion representing interest.

<F3> Preferred stock dividends are grossed up to their pretax equivalents.

<F4> The 1998 ratios have been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial Corporation ("Beneficial"). Excluding Beneficial merger and integration costs of $751 million after-tax, our ratio of earnings to combined fixed charges and preferred stock dividends in 1998 was 1.81.